(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR For Period Ended: September 30, 2006	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC File Number: 000-31029-40 CUSIP Number: 59514P109

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

Registrant Information

Microtune, Inc.

Full Name of Registrant:

N/A

Former Name if Applicable:

2201 10th Street

Address of Principal Executive Office (Street and Number):

Plano, Texas 75074

City, State and Zip Code:

PART II

Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Microtune, Inc. (the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 either by November 9, 2006 or by November 14, 2006, and, therefore, has not requested the five-day extension permitted by Rule 12b-25 of the Securities and Exchange Commission. The Company is not able to timely file a Quarterly Report on Form 10-Q that complies with the SEC’s rules because the previously-announced internal review of the Company’s stock option grant practices by the Audit Committee of the Company’s Board of Directors has not been completed and the Company has determined that it must restate certain prior historical financial statements before it can file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

Background

As previously announced on July 27, 2006, the Audit Committee of the Company’s Board of Directors self-initiated an internal investigation of the Company’s stock option grant practices covering the period from the date of the Company’s initial public offering in August 2000 through June 2006. The Audit Committee is conducting its investigation with the assistance of independent legal and accounting advisors. The Company believes that the Audit Committee is nearing completion of its investigation.

Although the investigation is not yet complete, as previously announced on September 20, 2006, the Audit Committee has reached the conclusion that, pursuant to the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), the actual accounting measurement dates for certain past stock option grants differed from the stated dates of grant previously used in accounting for such grants. In certain cases, the differences in these measurement dates result in non-cash, stock-based compensation charges that were not recorded in the Company’s financial statements during the applicable periods. These charges have the effect of decreasing earnings and retained earnings as reported in the Company’s historical financial statements or reflected in previously issued financial guidance. The Company previously announced that it had preliminarily identified non-cash, stock-based compensation charges of approximately $5 million that would impact amounts previously reported during years 2001 through 2005, and the first half of 2006 and that the amount of this estimate could change materially. While the Company has not yet determined the final amount of such charges, after further analysis by the Audit Committee’s advisors, the Company now estimates it will incur approximately $7 million of non-cash, stock-based compensation charges that will impact amounts previously reported during years 2001 through 2005, and the first half of 2006. Further analysis could cause this estimate of the charges to change materially. The Company is also evaluating whether additional non-cash, stock-based compensation charges will result from potential issues identified relating to the administration of the Company’s employee stock purchase plan. Any potential impact from issues relating to the Company’s employee stock purchase plan has not been estimated and is not included in the above preliminary expense estimate. Any such changes could have a material adverse effect on the Company’s historical financial results. In addition, the Company has not yet completed its assessment of potential tax liabilities for potential issues identified with any of the Company’s equity-based compensation programs. Any additional tax liabilities would also have a material adverse impact on the Company’s historical financial results; however, because these amounts have not yet been estimated, they are not included in the above preliminary expense estimate.

As a result of the Company’s preliminary findings, on November 1, 2006, the Board of Directors, the Audit Committee and management of the Company, after reviewing information provided by the Audit Committee’s advisors, concluded that the Company will need to restate certain financial statements and related footnote disclosures during years 2001 through 2005, and the first half of 2006. Although substantial progress has been made, the Audit Committee investigation is ongoing, and the Company announced on November 1, 2006 that it estimated the investigation would be completed by the end of November 2006.

The Company has notified The NASDAQ Global Market of its internal review and of its inability to timely file its Form 10-Q for the quarter ended September 30, 2006.

PART IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Phillip Peterson (Name)	(972) (Area Code)	673-1600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the pending restatement of the Company’s financial statements described in Part III above, the Company cannot provide a reasonable estimate and comparison of the results of its operations from the corresponding period for the last fiscal year at this time. Other than as it relates to the Company’s historical stock option practices during the period August 2000 to June 30, 2006, no significant change to the Company’s results of operations is anticipated by the Company. As the investigation relating to the Company’s historical stock option practices is still ongoing, the Company has not been able to determine the amount of such change.

Certain matters discussed in this Notification of Late Filing on Form 12b-25, including those relating to the nature and scope of the Audit Committee’s pending internal investigation, expectations as to the completion of the investigation and timing of the filing of the Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2006 and September 30, 2006 (and any required restated financial statements), constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements, including those as a result of additional actions and findings resulting from the continuing internal investigation and as a result of other risks set forth in the Company’s SEC reports, which are available at the SEC’s website at http://www.sec.gov. As previously disclosed, the Company has determined that you should not rely on any of the financial statements or related footnote disclosures in the Company’s SEC reports or other financial information from 2001 through the first half of 2006 until the Company has filed all required restated financial statements and all delinquent Quarterly Reports on Form 10-Q. There can be no assurance concerning the results of the ongoing internal investigation, the timing of the filing of the Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2006 and September 30, 2006, or the amount of time necessary to complete the required restatements of certain of the Company’s historical financial statements.

Microtune, Inc.

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2006	By:	/s/ Jeffrey A. Kupp
Jeffrey A. Kupp
Chief Financial Officer